AUDITORS’ REPORT

To the Shareholders of
Avino Silver & Gold Mines Ltd.

We have audited the balance sheets of Avino Silver & Gold Mines Ltd. as at January 31, 2004 and 2003 and the statements of operations and deficit and cash flows for the years ended January 31, 2004 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2004 and 2003 and the results of its operations and its cash flows for the years ended January 31, 2004 and 2003 in accordance with generally accepted accounting principles in Canada. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, Canada       "Hoogendoorn Vellmer"
June 2, 2004        Chartered Accountants

AVINO SILVER & GOLD MINES LTD.
Balance Sheets
As at January 31, 2004 and 2003
	2004	2003
	$	$
ASSETS

Current
Cash	2,832,457	20,104
Accounts receivable and prepaid expenses	31,988	3,040
Due from related parties (Note 9(a))	2,884	160,316

	2,867,329	183,460

Property, plant and equipment (Note 3)	4,033	-
Mineral Properties Interests (Note 4)	224,101	204,001
Investment in Cia Minera Mexicana de Avino, S.A. de C.V. (Note 5)	1	1
Investments in Related Companies (Note 6)	427,084	427,084

	3,522,548	814,546
LIABILITIES

Current
Accounts payable and accrued liabilities	45,482	15,927
Due to related parties (Note 9(b))	260,228	364,143

	305,710	380,070
SHAREHOLDERS’ EQUITY

Share Capital (Note 7(a))	16,574,340	13,346,387
Contributed Surplus (Note 7(b))	184,967	184,967
Treasury Shares (14,180 Shares, at cost)	(101,869)	(101,869)
Deficit	(13,440,600)	(12,995,009)

	3,216,838	434,476

	3,522,548	814,546

NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS

Approved by the Board of Directors:

“Louis Wolfin” Director    “David Wolfin” Director

AVINO SILVER & GOLD MINES LTD.
Statements of Operations and Deficit
Years ended January 31, 2004 and 2003

	2004	2003
	$	$

Revenues
Interest and other	8,299	197

Operating and Administrative Expenses
Amortization	711	-
Interest	7,798	-
Foreign exchange loss	3,786	-
General mineral exploration costs	-	4,853
Management fees	37,500	30,000
Office and miscellaneous	80,505	43,054
Professional fees	20,853	12,108
Regulatory and compliance fees	43,019	16,712
Salaries and benefits	29,502	7,970
Shareholder and investor relations	27,846	4,954
Stock-based compensation	40,770	22,600
Travel and entertainment	39,156	4,840

	331,446	147,091

Loss before the following:	(323,147)	(146,894)

Due diligence review of Cia Minera Mexicana de Avino, S.A. de C.V.	(122,444)	-
Loss on Sale of Joint Venture Interest	-	(40,097)

LOSS FOR THE YEAR	(445,591)	(186,991)

DEFICIT, beginning of year	(12,995,009)	(12,808,018)

DEFICIT, end of year	(13,440,600)	(12,995,009)

BASIC LOSS PER SHARE	(0.06)	(0.03)

WEIGHTED AVERAGE NUMBER OF SHARES	7,015,604	5,625,498

AVINO SILVER & GOLD MINES LTD.
Statements of Cash Flows
Years ended January 31, 2004 and 2003

	2004	2003
	$	$
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Loss for the year	(445,591)	(186,991)
Items not affecting cash:
Amortization	711	-
Stock-based compensation	40,770	22,600
Loss on sale of joint venture interest	-	346

	(404,110)	(164,045)
Net change in non-cash working capital items (Note 11)	64,124	(13,310)

	(339,986)	(177,355)

FINANCING ACTIVITIES
Shares issued for cash	3,187,183	195,000

	3,187,183	195,000

INVESTING ACTIVITIES
Reclamation bond	(10,000)	-
Purchase of office equipment	(4,744)	-
Mineral properties acquisitions	-	(4,000)
Mineral property expenditures	(20,100)	-
Advances from Bralorne-Pioneer Gold Mines Ltd.	-	5,142

	(34,844)	46,985

Increase in cash	2,812,353	18,787

CASH, beginning of year	20,104	1,317

CASH, end of year	2,832,457	20,104

AVINO SILVER & GOLD MINES LTD.
Statements of Cash Flows (Continued)
Years ended January 31, 2004 and 2003

	2004	2003
	$	$

SUPPLEMENTARY DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES
Mineral properties interests acquired by issuance of share capital	-	200,000
Share issuance costs paid by issuance of shares	220,225	-
Stock-based compensation	40,770	22,600

SUPPLEMENTARY DISCLOSURE OF
STATEMENTS OF CASH FLOWS INFORMATION
Interest expense	7,798	-
Taxes	-	-

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2004 and 2003

NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (“Avino”) was incorporated under the laws of the Province of British Columbia. Its principal business activities include the exploration for and development of mineral properties. The Company owns interests in mineral properties in British Columbia and Yukon, Canada.

Avino is in the exploration stage of its mineral properties interests in Canada and has not yet determined whether these properties contain ore reserves which are economically recoverable.

Avino owns 49% of the issued common shares of Cia Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”) a company incorporated in Mexico. Cia Minera’s operations involve the mining of commercial ores and resource exploration and development, including the operation of a silver mine in Mexico. The silver mine was shut down in March 2002, when operations became uneconomical.

The recoverability of amounts shown for mineral property interests and property and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s legal interest in mineral claims, further financing for exploration of its mineral claims, re-development of its mining and processing operations and commencement of future profitable production, or proceeds from the sale of all or an interest in its mineral properties interests.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Joint venture

Avino held a joint venture interest with Bralorne-Pioneer Gold Mines Ltd. (“Bralorne-Pioneer”), a public company with common directors, until June 20, 2002, when it transferred its joint venture interest to Bralorne-Pioneer. The Company has accounted for its interest in the joint venture by the proportionate consolidation method.

The statements of operations and cash flows for the year ended January 31, 2003 includes the Company’s proportionate share of the expenses and cash flows of the joint venture up to the date of disposition. The balance sheets as at January 31, 2004 and 2003 do not include any of the assets or liabilities of the joint venture; and the statements of operations and cash flows for the year ended January 31, 2004 do not include any revenues or expenses of the joint venture.

Property, plant and equipment

Property, plant and equipment are recorded at cost on acquisition and amortized over their estimated useful lives as follows:

Officer furniture and equipment   30% declining balance

Property, plant and equipment are written down to net realizable value if it is determined that their carrying values exceed estimated future benefits to the Company.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2004 and 2003

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mineral properties interests

Avino capitalizes all acquisition costs and related exploration and development expenditures until such time as the property to which they relate is brought into production, abandoned, or deemed not to contain economic reserves. The costs will be amortized on a unit-of-production basis following commencement of production or written off to operations if the property is sold, abandoned or deemed to not contain economic reserves. Proceeds received from option payments are netted against capital costs and related exploration and development expenditures of the optioned property. The amounts shown for mineral properties interests and deferred exploration and development costs represent net costs incurred to date and do not necessarily reflect present or future values.

Investments

Investments in the shares of companies over which Avino has the ability to exercise significant influence, but not control, are accounted for by the equity method. Accordingly, the Company includes its share of the investee’s net income or loss for the year in operations. In those instances where the Company’s share in the investee’s net losses exceeds the carrying amount of the Company’s investment, the Company records its share of the investee’s losses, only if it has determined that it has obligations or a commitments towards the investee.

Investments in the shares of companies over which Avino does not have control or exercises significant influence are accounted for at cost. They are written down when there is a decline in value that is considered other than temporary.

Foreign currency translation

The foreign currency balances of the Company are translated into Canadian dollars using the  temporal method as follows:

Monetary assets and liabilities are translated at the year-end exchange rate.

Non-monetary assets are translated at the rate of exchange in effect at their acquisition,  unless such assets are carried at market or nominal value, in which case they are translated  at the year-end exchange rate.

Revenue and expense items are translated at the average exchange rate for the year.

Foreign exchange gains and losses are included in operations.

Financial instruments

The Company’s financial instruments include cash, accounts receivable, amounts due from related parties, accounts payable and accrued liabilities, and amounts due to related parties. The carrying values of these financial instruments approximate their fair values.

The Company is not exposed to significant interest or credit risk. It is subject to currency risk to the extend that the operations of its Mexican affiliate Cia Minera are conducted in Mexican currency.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2004 and 2003

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year. Diluted loss per share on the potential exercise of options or warrants is not presented where anti-dilutive.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the periods reported. These estimates are reviewed periodically, and as adjustments become necessary, they are reported in operations in the period in which they become known.

Income taxes

Future income tax assets and liabilities are recorded where the accounting net book values of assets and liabilities differ from their corresponding tax bases. The benefit of future income tax assets is only recognized when their realization is considered more likely than not.

Stock based compensation

Compensation expense is recorded for the estimated fair value of stock options granted to non-employees. As permitted by CICA Handbook Section 3870, the Company has adopted the disclosure-only method of reporting for stock options granted to employees.

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT
		2004		2003
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
	$	$	$	$

Office furniture and equipment	4,744	711	4,033	-

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2004 and 2003

NOTE 4 - MINERAL PROPERTIES INTERESTS

Mineral properties interests costs are comprised of the following:
	2004	2003
	$	$
Eagle property (Note 5 (a)):
Acquisition cost, beginning of year	100,000	-
Additions	-	100,000
Acquisition cost, end of year	100,000	100,000
Exploration and development, beginning of year	-	-
Assays	51	-
Exploration and development, end of year	51	-

Total	100,051	100,000

Aumax property (Note 5 (b)):
Acquisition cost, beginning of year	104,000	-
Additions	-	104,000
Acquisition cost, end of year	104,000	104,000
Exploration and development, beginning of year		-
Assessment / taxes	192	-
Geological	1,275	-
Exploration and development, end of year	1,467	-

Total	105,467	104,000

Minto property (Note 5 (c)):
Acquisition cost	129,400	129,400
Exploration and development	238,043	238,043

	367,443	367,443
Less accumulated write-down	(367,442)	(367,442)

Total	1	1

Olympic-Kelvin property (Note 5(d)):
Acquisition cost	93,500	93,500
Exploration and development, beginning of year	267,570	267,570
Assessment / taxes	236	-
Geological	2,500	-
Drilling	15,846	-
Exploration and development, end of year	286,152	267,570

	379,652	361,070
Less accumulated write-down	(361,070)	(361,070)

Total	18,582	-

Total mineral properties interests	224,101	204,001

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2004 and 2003

NOTE 4 - MINERAL PROPERTIES INTERESTS (Continued)

(a)	Eagle property

In 2003 the Company acquired a 100% interest in 14 quartz leases, located in the Mayo Mining Division of the Yukon, Canada by issuing 200,000 common shares at a price of $0.50 per share for total consideration of $100,000.

(b)	Aumax property

In 2003 the Company acquired a 100% interest in 6 Crown granted mineral claims, located in the Lillooet Mining Division of British Columbia, Canada by issuing 200,000 common shares at a price of $0.50 per share and paying $4,000 in cash for total consideration of $104,000.

(c) Minto property

The Company has a 100% interest in 8 Crown granted mineral claims and 9 reverted Crown granted mineral claims, located in the Lillooet Mining Division of British Columbia. The property was written down to a nominal value of $1 in fiscal 2002.

(d) Olympic-Kelvin property

The Company has a 100% interest in 20 reverted Crown granted mineral claims, one located mineral claim and three fractions located in the Lillooet Mining Division of British Columbia. The property was written down entirely in fiscal 2002.

Avino commenced re-exploration of the property in fiscal 2004.

NOTE 5 - INVESTMENT IN CIA MINERA MEXICANA DE AVINO, S.A. DE C.V.

	2004	2003
	$	$

Cia Minera Mexicana de Avino, S.A. de C.V.	1	1

Avino owns 49% of the issued common shares of Cia Minera, a private company incorporated in Mexico. Cia Minera is involved in the mining of commercial ores and resource exploration and development, including the operation of a silver mine. Cia Minera ceased operations in fiscal 2002 when the operations of its silver mine became uneconomical.

On November 3, 2003 Avino signed a letter of intent to purchase the remaining 51% of the issued common shares of Cia Minera by issuing 4,000,000 of its common shares. The proposed acquisition remains subject to shareholder and regulatory approval and will be recorded as a business combination when (and if) shareholder and regulatory approval has been obtained.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2004 and 2003

NOTE 5 - INVESTMENT IN CIA MINERA MEXICANA DE AVINO, S.A. DE C.V. (Continued)

The Company continues to account for its 49% investment in Cia Minera using the equity method. For fiscal 2004 and 2003 the Company’s share in Cia Minera’s net losses exceeded the carrying amount of the Company’s investment in Cia Minera. The Company does not have a commitment or obligation towards Cia Minera. Accordingly, Avino has not recorded its equity interest in the losses of Cia Minera. If Cia Minera returns to profitable operations, Avino’s equity share in the net income will first be applied against Avino’s equity interest in previously non-recorded losses of Cia Minera. As at January 31, 2004 the total cumulative amount of losses of Cia Minera that Avino has not recorded is approximately $Cdn 1,260,000.

The summarized balance sheet of Cia Minera applying Canadian generally accepted accounting principles as at December 31, 2003 is as follows:

ASSETS

Current Assets	71,109
Long Term Investment in Securities	2
Mineral Properties Interests	2
Property, Plant and Equipment	409,925
Incorporation costs	1,824

482,862

LIABILITIES
Current Liabilities	1,658,964
Due to Shareholder	68,087

1,727,051

SHAREHOLDERS’ DEFICIENCY
Share Capital	727,020
Contributed Surplus	180,838
Deficit	(2,152,047)

(1,244,189)

482,862

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2004 and 2003

NOTE 5 - INVESTMENT IN CIA MINERA MEXICANA DE AVINO, S.A. DE C.V. (Continued)

There were no material transactions for the one month period of January 2004 requiring disclosure in these financial statements.

As at December 31, 2003 Cia Minera has a working capital deficit of $Cdn 1,587,855 and is dependent upon the financial support of its shareholders to re-commence its operations, to re-commence exploration for economically recoverable mineral reserves and to re-develop its mining and processing operations. It is not determinable whether Cia Minera’s shareholders will be able to provide the financial support to continue the financing of Cia Minera’s operating losses until it has reached self-sustaining operations.

As at December 31, 2003 Cia Minera is subject to the following contingencies:

(i)
Cia Minera has a $Cdn 967,800 lien placed against part of its land by the Mexican government on account of taxes. The Company has contested the tax liability in court and has won settlements in its favor. Management and legal counsel have determined that, based on the court rulings, the amount of $Cdn 967,800 does not represent a liability to the Company and, accordingly, the Company has not recorded the liability in its accounts. To date the lien has not been removed by the Mexican government.

(ii)
Cia Minera leases 4 core mineral claims in consideration for royalties. The lessor is currently contesting the underlying royalty agreement, and has filed a legal action claiming for royalties owing in the amount of approximately $Cdn 3,770,000. Cia Minera has accrued a $Cdn 807,000 liability and has paid an additional amount of $Cdn 244,000 into trust on account of royalties owing for past mineral production. Cia Minera holds the position that it has fully provided for the royalty liability in its accounts, and intends to contest the action vigorously. The likely outcome of the claim is not determinable at this time.

NOTE 6 - INVESTMENTS IN RELATED COMPANIES

	2004	2003
	$	$
Investments carried at cost:

Bralorne-Pioneer Gold Mines Ltd.	422,848	422,848
Levon Resources Ltd.	4,236	4,236

	427,084	427,084

Bralorne-Pioneer Gold Mines Ltd.

Avino’s investment in Bralorne-Pioneer consists of 1,791,392 common shares with a quoted market value of $1,253,974 (2003 - $716,557).

Levon Resources Ltd. (“Levon’)

Avino’s investment in Levon consists of 141,200 common shares with a quoted market value of $21,886 (2003 - $15,532). Levon is a public company with common directors.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2004 and 2003

NOTE 7 - SHARE CAPITAL

(a)  Authorized:  100,000,000 common shares without par value
(January 31, 2003 - 25,000,000 common shares without par value)

Issued:

	2004		2003
	Shares	Amount	Shares	Amount
		$		$

Balance, beginning of year	6,188,525	13,346,387	5,463,525	12,931,787

Shares issued for cash:
- private placements less: consideration receivable	3,151,250 -	3,121,488 (11,820)	- -	- -
- exercise of stock options	319,000	185,020	325,000	195,000
consideration paid (receivable) from a Director	-	3,000	-	(3,000)
- exercise of warrants	211,000	109,720	-	-
Shares issued for non-cash consideration:
- acquisition of mineral properties	-	-	400,000	200,000
Stock-based compensation to non-employees:	-	40,770	-	22,600
Share issuance costs	-	(220,225)	-	-

	3,681,250	3,227,953	725,000	414,600

Balance, end of year	9,869,775	16,574,340	6,188,525	13,346,387

(b)  Contributed surplus:

	2004	2003
	$	$

Equity component of debentures conversion options expired	184,967	184,967

(c)	Private placements

 The Company issued shares pursuant to private placements as follows during fiscal 2004:

(i)
1,000,000 units with a price of $0.42 per unit; 500,000 units consisting of 1 common share and 1 share purchase warrant to purchase an additional common share at a price of $0.52 on or before August 14, 2005; and 500,000 units consisting of 1 flow-through common share and 1 share purchase warrant to purchase a common share at a price of $0.52 on or before August 14, 2005. The Company issued an additional 36,000 units with the afore-mentioned terms as finders’ fees.

(ii)
2,000,000 units with a price of $1.27 per unit, each unit consisting of 1 common share and 1 share purchase warrant to purchase an additional common share at a price of $1.58 on or before December 19, 2005. The Company issued an additional 115,250 units with the afore-mentioned terms as finders’ fees.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2004 and 2003

NOTE 7 - SHARE CAPITAL (Continued)

(d)	Stock options:
	Underlying shares	Exercise price

Stock options outstanding, January 31, 2002	350,000	$0.60
Granted	446,000	$0.58
Exercised	(325,000)	$0.60
Stock options outstanding, January 31, 2003	471,000	$0.58-$0.60

Granted	515,000	$1.20
Exercised	(319,000)	$0.58
Expired	(52,000)	$0.58-$0.60
Stock options outstanding, January 31, 2004	615,000	$0.58-$1.20

The following stock options were outstanding as at January 31, 2004:

Stock Options Outstanding	Expiry Date	Exercise Price

100,000	October 23, 2005	$0.58
515,000	October 21, 2008	$1.20

The Company established a stock option plan in fiscal 2004 under which it may grant stock options totaling in aggregate up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to regular employees and persons providing investor-relation or consulting services up to a limit of 5% and 2% respectively of the Company’s total number of issued and outstanding shares per year. The stock options are fully vestable on the date of grant, except those issued to persons providing investor-relation or consulting services, which vest over a period of one year. The option price must be greater or equal to the discounted market price on the grant date and the option expiry date can not exceed five years after the grant date.

In accordance with the CICA Handbook Section 3870 (“Section 3870”) Stock-Based Compensation and other Stock-Based Payments Avino recognizes compensation expense for the estimated fair value of stock options granted to non-employees. In the third quarter of fiscal 2004, the Company granted 150,000 stock options to non-employee consultants, having a remaining life of 5 years and exercisable at a price of $1.20 per share. The Company recorded consulting expenses totaling $40,770 on account of these stock options. The stock options remain outstanding as at January 31, 2004.

As permitted by Section 3870, the Company has elected to not record compensation expense when stock options are granted to employees. In the third quarter of fiscal 2004, the Company granted 365,000 stock options to employees, having a remaining life of 5 years and exercisable at a price of $1.20 per share. Had compensation cost for the stock-based employee compensation been recorded, based upon the fair value of stock options, additional compensation expense for the year ended January 31, 2004 would have been $281,313.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2004 and 2003

NOTE 7 - SHARE CAPITAL (Continued)

(d)	Stock options (continued):

Section 3870 requires the following pro forma disclosure assuming this additional compensation expense:

Year Ended
January 31, 2004
$

Pro forma loss excluding additional compensation	445,591

Pro forma stock based compensation	281,313

Pro forma loss including additional compensation	726,904

Pro forma basic and diluted loss per share	$(0.10)

The fair value of the options granted to both employees and non-employees was estimated at the date of granting using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 3.0%, dividend yield of 0%, volatility factor of 52%, and a weighted average life of 5 years.

The Black-Scholes valuation model was developed for use in estimating the fair value of traded options which are fully transferable and freely traded. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Pro forma results of operations may be materially different than actual results realized.

(e)  Warrants:
	Underlying shares	Exercise price

Warrants outstanding, January 31, 2003 and 2002	-	-
Granted	3,151,250	$0.52-$1.58
Exercised	(211,000)	$0.52
Warrants outstanding, January 31, 2004	2,940,250	$0.52-$1.58

The following share purchase warrants were outstanding as at January 31, 2004:

Stock Options Outstanding	Expiry Date	Exercise Price

825,000	August 14, 2005	$0.52
2,115,250	December 19, 2005	$1.58

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2004 and 2003

NOTE 8 - INCOME TAXES

The potential benefit of net operating loss carry forwards has not been recognized in the financial statements since the Company cannot be assured that it is more likely than not that such benefit will be utilized in future years.

The components of the net deferred tax asset, the statutory tax rate, the effective tax rate and the elected amount of the valuation allowance are as follows:
	2004	2003
Statutory rate	39%	40%

Income taxes recovered at the Canadian statutory rate	$170,000	$66,000

Benefit of tax losses not recognized in year	(170,000)	(66,000)
Income tax recovery (expense) recognized in the year	$ -	$ -

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

	2004	2003
Operating loss carry forwards, expiring 2005 - 2011	$ 785,000	$ 885,000

Canadian exploration expenses, Canadian development
expenses and foreign exploration, and development expenses in excess of book value of mineral properties	1,505,000	1,454,000

Impairment of investments	1,294,000	1,327,000

Undeducted capital cost allowance	379,000	388,000

Deferred tax assets	3,963,000	4,054,000

Less: valuation allowance	(3,963,000)	(4,054,000)

Net deferred tax assets	-	-

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2004 and 2003

NOTE 9 - RELATED PARTY BALANCES AND TRANSACTIONS

Balances and transactions with related parties not disclosed elsewhere in these financial statements are as follows:

Due from related parties comprises the following accounts receivable:

	2004	2003
	$	$

Bralorne - Pioneer	-	124,780
Coral Gold Corporation	-	33,852
Levon	-	1,684
Gray Rock Resources Ltd.	2,884	-

	2,884	160,316

The amounts due from related parties are non-interest bearing, non-secured and due on demand. Gray Rock Resources Ltd. is a company with a common director.

(b)	Due to related parties comprise the following accounts payable:

	2004	2003
	$	$

Bralorne - Pioneer	1,000
Frobisher Securities Ltd.	892	53,004
Louis Wolfin (President)	-	52,500
Oniva International Services Corporation (“Oniva”)	258,336	258,639

	260,228	364,143

The amounts due to related parties are non-interest bearing, non-secured and due on demand.

(c)	Oniva provides Avino with certain office and administrative services. Oniva is controlled by two Directors of the Company.

Avino paid or accrued the following amounts for administrative services and expenses to Oniva:

	2004	2003
	$	$

Salaries and benefits	29,298	7,869
Office and miscellaneous	56,861	21,486
	86,159	29,355

Avino reimbursed the following to Oniva as its share of the Bralorne project joint venture costs:

	2004	2003
	$	$

Mineral properties expenditures	656	-

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2004 and 2003

NOTE 9 - RELATED PARTY BALANCES AND TRANSACTIONS

(d) The Company paid or accrued the following amounts for management and consulting to related companies, as follows:

	2004	2003
	$	$

Frobisher Securities Ltd. - company controlled by a director	7,500	30,000
Dawn Pacific - company controlled by an officer	9,000	22,447
Intermark Capital Corp - company controlled by a director	30,000	-

(e) The Company paid $7,350 to a director of the Company for interest on a loan (2003: $nil).

All related party transactions are recorded at the value agreed upon by the Company and the related party.

NOTE 10 - SEGMENTED INFORMATION

Substantially all of Avino’s operations are in one industry, the exploration of precious metals. All mineral property interests held by Avino are located in Canada.

NOTE 11 - NET CHANGE IN NON-CASH CURRENT ASSETS AND LIABILITIES

	2004	2003
	$	$

Accounts receivable and prepaid expenses	(28,948)	(476)
Due from related parties	157,432	(477)
Accounts payable and accrued liabilities	29,555	(44,688)
Due to related parties	(93,915)	32,331

	64,124	(13,310)

NOTE 12 - SUBSEQUENT EVENTS

491,500 share purchase warrants with an exercise price of $0.52
20,000 stock options with an exercise price of $0.58
117,000 stock options with an exercise price of $1.20

NOTE 13 - COMPARATIVE FIGURES

Certain fiscal 2003 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2004.